SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

June 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Isabel Rivera

Re:	Energys Group Ltd.
Amendment No. 6 to Registration Statement on Form F-1
Filed June 3, 2024
File No. 333-275956

Dear Ms. Rivera:

We represent Energys Group Limited (the “Company” or the “Registrant”) as U.S. counsel. We are filing herewith Amendment 7 to the Company’s Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares.

The purpose of this letter is to respond to the comment letter dated June 14, 2024 from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to Amendment 6 of the Company’s Registration Statement. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Amendment No. 6 to Registration Statement on Form S-1 filed June 3, 2024

Exhibits

1.	We note your revised legal opinion filed as Exhibit 5.1 to reflect the increased primary offering size. Please revise the legal opinion to cover the overallotment. In addition, please revise the fee table in Exhibit 107 to reflect the overallotment.

Response:

In response to this comment, a Second Revised Opinion of Harney Westwood & Riegels regarding the validity of securities being registered is being filed as Exhibit 5.1 to Amendment 7 to the Registration Statement and a Third Revised Filing Fee Table is being filed as Exhibit 107 to Amendment 7, both having been revised to include the shares subject to the over-allotment option.

Alternate Pages for Resale Prospectus

The Selling Shareholders, page Alt-2

2.	Please clearly disclose whether Ms. Fung Ming Pang has any relationship with the company and its affiliates.

Response:

In response to this comment, footnote (4) to the Selling Shareholders table on page Alt-2 has been revised to include that, other than as a beneficial 5% shareholder, Ms. Pang is unrelated to the Company and its affiliates.

U.S. Securities and Exchange Commission

June18, 2024

3.	Please reconcile the statement in your response letter dated May 10, 2024 that “(e)ach Selling Shareholder purchased his or her shares directly from a prior shareholder of the Registrant in a private transaction and the Registrant had no involvement in any of the sales” with the additional statement in the same response letter that “pursuant to a corporate reorganization in February 2023, Sky Shadow, Mr. Cox, Mr. Adams, Mr. Lee and Mr. To, collectively, transferred 100% of the issued and outstanding shares of EGHL to the Company in exchange for the issuance by the Company of 10,680,000 Ordinary Shares to Moonglade, 600,000 Ordinary Shares to Mr. Lee and 720,000 Ordinary Shares to Mr. To.”

Response:

The Selling Shareholders - Jumbo Tiger Global Limited (“Jumbo”), Talent Linkage Limited (“Talent”) and Bright Forever Investments Limited (“Bright”) - are the holders of record of the resale shares. Jumbo, Talent and Bright each acquired their shares from their sole shareholders, Mr. Ka Lok To, Mr. Siu Chung Lee and Majestic Dragon Investment Co., Ltd. (which is wholly owned by Ms. Fung Ming Pang), respectively.

Messrs. To and Lee each acquired their shares in exchange for their shares of Energys Group Holding Limited (“EGHL”) as part of the corporate reorganization that took place in February 2023. (Incidentally, Messrs. To and Lee had acquired their EGHL shares from Sky Shadow Limited, which is wholly-owned by Mr. Michael Lau, in settlement of outstanding personal loans owed to them by Mr. Lau.) Accordingly, there is no inconsistency between the two statements quoted in the comment because the statements pertain to the record owners of the shares in question.

The following table illustrates the chains of ownership of the various resale shares:

	Beneficial Owner	Mr. To				Mr. Lee				Ms. Pang
	Selling
	Shareholder			Jumbo(3)				Talent(4)				Bright(6)
										Majestic(6)
Date	Transferor
Jan 31, 2023	Sky Shadow	6	(1)			5	(1)
Feb 23, 2023	Company(2)	720,000	(3)	0		600,000	(4)	0		0		0
Jan 30, 2024	Mr To(5)	(30,000	)(4)	0		30,000	(4)	0		0		0
Jan 30, 2024	Mr. To(5) /Mr. Lee(5)	(690,000)		690,000	(5)	(630,000)		630,000	(5)	0		0
Feb 1, 2024	Moonglade(5)	0		0		0		0		680,000	(6)	0
Apr 24, 2024	Majestic(5)	0		0		0		0		(680,000)		680,000	(6)
				690,000				630,000				680,000

(1)	Page 62, On Jan 31, 2023, Mr. Lau caused Sky Shadow to transfer 5 shares (representing 5%) of EGHL owned of record by it to Mr. Siu Chung Lee and 6 shares (representing 6%) of EGHL owned of record by it to Mr. Ka Lok To in settlement of outstanding personal loans made by them to Mr. Lau.
(2)	Page 61 & 62, The Reorganization
(3)	Page Alt-2, Note (3)
(4)	Page Alt-2, Note (7)
(5)	Page 62 & 63, Recent Private Transfers
(6)	Page Alt-2, Notes (4) & (5)

The fact that Messrs. To and Lee originally acquired the shares now owned of record by Jumbo and Talent, respectively, pursuant to the 2023 corporate reorganization does not contradict the fact that Jumbo and Talent acquired the shares from Mr. To and Mr. Lee. After the reorganization, all of the recipients of Company shares were free to retain or dispose of the shares as they desired and to whomever they desired, with no input or control by the Company.

We do not dispute that Messrs. To and Lee, as the sole shareholders of Jumbo and Talent, respectively, remain the beneficial owners of the shares. If our reply to comment #1 in our response letter of May 10, 2024 were revised to also discuss the beneficial ownership of the shares, it would indicate that Messrs. To and Lee, the sole shareholders of Jumbo and Talent, respectively, are the beneficial owners of the shares and that they acquired their shares of the Company as part of a corporate reorganization in February 2023. In addition, the discussion under “Factor 1. How Long the Shares Have Been Held” would include the statement that Messrs. To and Lee, the beneficial owners of the resale shares held of record by their wholly-owned entities, acquired the shares in February 2023.

U.S. Securities and Exchange Commission

June18, 2024

Plan of Distribution, page Alt-3

4.	We note your disclosure that your selling shareholders may sell their ordinary shares using any method permitted by applicable law. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. In addition, please revise to include the undertakings under Item 512 of Regulation S-K or tell us why it is not appropriate for you to do so. Refer to Item 9 of Form F-1.

Response:

Each of the Selling Shareholders has represented to the Company that they have no intention to retain the services of an underwriter with respect to the offer and sale of their shares. However, if, in the future, any Selling Shareholder decides to retain an underwriter, we understand that such retention would constitute a material change to the plan of distribution requiring the Company to file a post-effective amendment to the Registration Statement.

In response to the second part of this comment, we have revised Item 9 of the Registration Statement to include all relevant undertakings under Item 512 of Regulation S-K.

If you have any questions relating to the Registration Statement, please contact Kevin Cox, the Registrant’s Chief Executive Officer, at his email address of kevin.cox@energysgroup.com, or Michael Lau, the Registrant’s Chief Technical Officer, at his email address of michael.lau@energysgroup.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schlueterintl.com. If you wish to speak with us, please feel free to call me at 303-292-3883 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Energys Group Ltd.
WWC, P.C.